Exhibit 99.25

Guardian 8 Holdings Announces $7 Million Financing Transaction

SCOTTSDALE, AZ--(Marketwired - Jun 4, 2014) - Guardian 8 Holdings (OTCQB: GRDH), the parent company of Guardian 8 Corporation, a leading provider of enhanced non-lethal (ENL) defense technologies, today announced that it has completed a $7 million convertible debenture private placement. Additionally, GRDH announced that it had 100% Board participation in the financing, amounting to $295,000.00 of inside involvement. The financing was completed in two closings, with the first installment of $5.25 million on May 27, 2014 and the remaining installment on June 2, 2014. Merriman Capital, Inc. acted as placement agent for the financing.

Under the terms of the transaction, the debt bears interest at 8%, is secured by all of GRDH's and its subsidiaries assets and is convertible into shares of common stock at $0.50 per share, for a total of 14,000,000 shares. Investors in the transaction received 7,000,000 five-year warrants to purchase shares of common stock at $0.60 at closing, and will receive up to an additional 7,000,000 warrants upon conversion or maturity of the debt. GRDH is required to register the shares of common stock underlying the debt and warrants for resale on behalf of the investors. In addition, the debt may be repaid any time after the 90th day from closing at 100% of the principal amount and GRDH may force conversion of the debt once its common stock trades above $1.00 for ten consecutive trading days, subject to certain circumstances and limitations.

Proceeds of this financing are expected to be used for the development and deployment of a consumer version of the Pro V2 ENL device, expansion of the company's international distribution, the marketing and pursuit of government contracts, rapid manufacturing of products, driving concurrent training revenue and on-going reoccurring replacement cartridge sales.

"We are very pleased to announce this financing which was fully subscribed for, and the support shown by all of our board members in making investments alongside these new investors," said Steve Cochennet, Guardian 8 President and CEO. "This marks our next step towards listing our common stock on a national stock exchange and as we continue to develop additional verticals in the marketplace. The investment associated with this capital raise demonstrates the confidence our investors have in Guardian 8 and its G8 Pro V2 enhanced non-lethal defense technology."

Cochennet also added, "Since the product became available two months ago, we have seen tremendous inbound interest from many different verticals ranging from corporate security companies, major athletic teams, hospitals, concert & entertainment venues, school districts, amusement parks, casinos, airport & mass transit security, and distributors from North & South America, Europe, the Middle East and Asia."

"Based upon our most recent business plan, this capital raise is expected to be sufficient to fund our operations for the next several years and to pay off all of our short-term debt." says Cochennet.

The debentures, warrants and common stock have not been registered under the Securities Act of 1933, or any state securities laws, and were sold in a private transaction. These securities may not be re-offered or resold in the United States unless the re-offer or resale is registered or unless exceptions from the registration requirements of the Securities Act of 1933 and applicable state laws are available.

About Guardian 8 Holdings

Guardian 8 Holdings, through its wholly owned operating subsidiary, Guardian 8 Corporation, is the developer and manufacturer of the G8 Pro V2, an enhanced non-lethal (ENL) response to threats that revolutionizes how companies keep workplaces safe and mitigate risk. The G8 Pro V2 is a defensive device that provides any operator with non-lethal means to protect themselves and others, allowing time for law enforcement response, while initiating communication and incident recording. The Pro V2 is an intermediate option for response to aggressive subjects, developed as a solution for security professionals seeking a flexible tool with a layered defense approach. Guardian 8 was named one of "Ten Companies to Watch" in March 2014 by the Phoenix Business Journal and has won security industry accolades for its innovative technology. To learn more about the company and its personal protection product line, visit www.Guardian8.com. Follow Guardian 8 on LinkedIn, YouTube, Facebook and Twitter.

See the G8 Pro V2 at http://www.bizjournals.com/phoenix/video/pxNjM3ZzoY_9jVsv-M9Av-8GBfmx1I8A?autoplay=1#ooid=pxNjM3ZzoY_9jVsv-M9Av-8GBfmx1I8A

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21B of the Securities Exchange Act of 1934, as amended. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, goals, assumptions or future events or performance are not statements of historical fact and may be "forward-looking statements."

Such statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated. Such statements involve risks and uncertainties, including but not limited to: any implied or perceived benefits resulting from the receipt of funds from the debt financing; actual use of the proceeds received from the financing; the ability for Guardian 8 to repay the debt; Guardian 8's ability to comply with the covenants, representations and warranties containing in the financing agreements with the investors; Guardian 8's and its subsidiaries business prospects; actual interest in the Guardian 8 device; the ability of Guardian 8 to execute its business plan; benefits of the G8 Pro V2 device; any other effects resulting from the information disclosed above; risks and effects of legal and administrative proceedings and government regulation; future financial and operational results; competition; general economic conditions; and the ability to manage and continue growth. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

Important factors that could cause actual results to differ materially from the forward-looking statements Guardian 8 makes in this press release include market conditions and those set forth in reports or documents it files from time to time with the SEC. Guardian 8 undertakes no obligation to revise or update such statements to reflect current events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Copies of the financing agreements have been filed as exhibits to the Form 8-Ks filed with the SEC on or about May 28, 2014 and June 2, 2014, respectively. These forms are available free of charge on the SEC's website (www.sec.gov).

© 2014 Guardian 8 Holdings, Inc. The information herein is subject to change without notice. Guardian 8 Holdings shall not be liable for technical or editorial errors or omissions contained herein.

Media Contact
Susan Krause
Guardian 8 Corporation
15230 N. 75th Street
Suite 1002
Scottsdale, AZ 85280
P: 480-620-0182
skrause@guardian8.com

Investor Relations
Casey Burt
IN2NE, Corp.
350 SE 8th Street
Pompano Beach, FL 33060
P: 561-929-2324
crburt2@gmail.com